UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                   GRAND PRIX ASSOCIATION OF LONG BEACH, INC.
-------------------------------------------------------------------------------
                                (Name of issuer)

                           COMMON STOCK, NO PAR VALUE
-------------------------------------------------------------------------------
                         (Title of class of securities)

                                  386 176 10 1
-------------------------------------------------------------------------------
                                 (CUSIP number)

                                GLENN R. PADGETT
                                  P.O. BOX 2801
                             DAYTONA BEACH, FL 32120
                                 (904) 947-6465
-------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 AUGUST 11, 1997
-------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

         Check the following box if a fee is being paid with this statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

                              (Page 1 of 11 Pages)

----------------------------                       ----------------------------
CUSIP NO. 386  176  10  1        SCHEDULE 13D               PAGE 2 OF 11 PAGES
----------------------------                       ----------------------------

-------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        International Speedway Corporation
-------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

        (a) [  ]

        (b) [X]

-------------------------------------------------------------------------------
  3     SEC USE ONLY

-------------------------------------------------------------------------------
  4     SOURCE OF FUNDS                                                     WC

-------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION                           FLORIDA
-------------------------------------------------------------------------------
        NUMBER OF          7    SOLE VOTING POWER                            0
          SHARES
                         ------------------------------------------------------
       BENEFICIALLY        8    SHARED VOTING POWER                    315,000
         OWNED BY
                         ------------------------------------------------------
           EACH            9    SOLE DISPOSITIVE POWER                       0
        REPORTING
                         ------------------------------------------------------
       PERSON WITH:       10    SHARED DISPOSITIVE POWER               315,000
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    315,000
-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                     [  ]
-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                7.2%
-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON                                            CO
-------------------------------------------------------------------------------

----------------------------                       ----------------------------
CUSIP NO. 386  176  10  1          SCHEDULE 13D             PAGE 3 OF 11 PAGES
----------------------------                       ----------------------------

-------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Midwest Facility Investments, Inc.
-------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

        (a) [ ]

        (b) [X]

-------------------------------------------------------------------------------
  3     SEC USE ONLY

-------------------------------------------------------------------------------
  4     SOURCE OF FUNDS                                                     WC

-------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)
                                                                          [  ]
-------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION                           FLORIDA
-------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER                             0
        SHARES
                       --------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER                     315,000
       OWNED BY
                        -------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER                        0
      REPORTING
                        -------------------------------------------------------
     PERSON WITH:        10    SHARED DISPOSITIVE POWER                315,000
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   315,000
-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                    [  ]
-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                7.2%
-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON                                            CO
-------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This Statement concerns the common stock, no par value (the "Common Stock"), of Grand Prix Association of Long Beach, Inc. (the "Company"), whose principal executive offices are located at 3000 Pacific Avenue, Long Beach, California 90806.

         Effective August 11, 1997, Midwest Facility Investments, Inc., a Florida corporation ("Midwest"), a wholly owned subsidiary of International Speedway Corporation ("ISC"), acquired 315,000 shares of Common Stock of the Company pursuant to that certain Stock Purchase Agreement, dated as of August 8, 1997 (the "Stock Purchase Agreement"), between Midwest and the Company a copy of which is attached as EXHIBIT 1.

         In connection with such acquisition, Midwest also entered into (i) that certain Registration Rights Agreement, dated as of August 8, 1997 (the "Registration Rights Agreement"), between Midwest and the Company, a copy of which is attached as EXHIBIT 2, and (ii) that certain Right of First Refusal Agreement, dated as of August 8, 1997 (the "Right of First Refusal Agreement"), among Midwest, Penske Motorsports, Inc., a Delaware corporation ("Penske") and the Shareholders listed on SCHEDULE I thereto, a copy of which is attached as
EXHIBIT 3 (collectively, the Stock Purchase Agreement, the Registration Rights Agreement and the Right of First Refusal Agreement shall be refereed to as the "Transaction Documents").

         The summary set forth below of certain aspects of the transactions described in the Transaction Documents do not purport to be a complete description thereof and is qualified in its entirety by reference to the exhibits hereto, which are incorporated herein for all purposes.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)  NAME.

              The persons filing this Statement include:

              (i)   ISC

              (ii)  Midwest

              The relationship among the above persons and entities is as follows: Midwest is the record holder of 315,000 shares of Common Stock of the Company, which are the subject of this filing. ISC owns directly all of the stock of Midwest.

              ISC and Midwest are collectively referred to herein as the "Reporting Persons". Each executive officer, director and controlling person of ISC and Midwest is a person identified pursuant to Instruction C to Schedule 13D and therefore the information required by Items 2 through 6 of this Statement is provided for such persons (all of whom are collectively referred to herein as the "Instruction C Individuals"). The controlling persons of ISC include the France Family Group which owns, directly and/or beneficially, approximately 55% of the total of all classes of stock of ISC, which represents in excess of 60% of the votes represented by the total of all classes of stock of ISC.

              For additional information with respect to the France Family Group and the members thereof, see that certain Schedule 13G Statement filed with respect to the France Family Group's beneficial ownership of ISC Common Stock, dated as of February 14, 1997 and filed with the Securities and Exchange Commission on or about February 18, 1997.

              The name of each Instruction C Individual other than the France Family Group (and the members thereof) is set forth on EXHIBIT 4 hereto. The relationship between the Reporting Persons and the Instruction C Individuals (including the France Family Group) does not create a group; consequently, the Instruction C Individuals disclaim membership in a group with respect to the Company.

              The relationship between the Reporting Persons, Penske and the other parties to the Right of First Refusal Agreement also does not create a group; consequently, the Reporting Persons disclaim membership in a group with such parties (the "Grand Prix Right of Refusal Parties").

              Notwithstanding the disclaimers of group membership above, voting and dispositive power with respect to the 315,000 shares of Common Stock that are the subject of this Statement may be deemed to be shared among ISC and Midwest, as well as among the France Family Group, the Instruction C Individuals and the Grand Prix Right of Refusal Parties, primarily due to (i) the control of ISC by the France Family Group and the other Instruction C Individuals, (ii) the limitations on Midwest's transfer of Company Common Stock set forth in the Right of First Refusal Agreement, and (iii) the director voting provisions set forth in Article Five of the Right of First Refusal Agreement. See Item 5(b).

         (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

               (i) The business address of ISC and Midwest is 1801 West International Speedway Boulevard, Daytona Beach, Florida 32114.

               (ii) The business address of each of the Instruction C
                    Individuals (other than the France Family Group) is set forth on EXHIBIT 4 hereto.

         (c)  THE PRINCIPAL BUSINESS.

               (i) The principal business of ISC is engaging in the operation, ownership and promotion of motorsports activities in the United States.

               (ii) The principal business of Midwest is investing in the
                    Company and owning the Common Stock of the Company.

               (iii) Each of the Instruction C Individuals' principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted (other than the France Family Group) is set forth on EXHIBIT 4.

         (d)  CRIMINAL CONVICTIONS.

               Neither of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the Instruction C Individuals has been convicted in a criminal proceeding during the last five years.

         (e)  CIVIL PROCEEDINGS.

               Neither of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the Instruction C Individuals has been subject to a judgment, decree or final order enjoining future violation of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws during the last five years.

         (f)  CITIZENSHIP.

               ISC and Midwest are Florida corporations. All of the Instruction C Individuals are citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The funds used to make the acquisition of securities which require the submission of this Statement came from the working capital of Midwest which in turn was provided by ISC from its working capital.

ITEM 4.  PURPOSE OF TRANSACTION.

         The shares of Company Common Stock referred to in Item 5 below were acquired by the Reporting Persons to provide a significant equity investment in the Company. At the present time, but subject to the Reporting Persons' continuing evaluation of the factors noted below, it is intended that the Reporting Persons will retain such shares. Pursuant to the Stock Purchase Agreement, the Company shall cause the size of its Board of Directors to be increased by one and appoint one individual designated by Midwest as a member of the Board of Directors of the Company. Midwest's designee on the Company's Board may attempt to influence the operating and financial policies of the Company as part of the Reporting Persons' equity investment. Whether the Reporting Persons purchase or otherwise acquire any additional shares of Company Common Stock, and the amount, method and timing of any such purchases or acquisitions, will depend upon the Reporting Persons' continuing assessment of pertinent factors, including, among other things: the limitations on acquisitions and dispositions of Common Stock and other activities set forth in the Transaction Documents; the availability of such shares for purchase or acquisition at particular price levels or upon particular terms; the business and prospects of the Reporting Persons and the Company; other business and investment opportunities available to the Reporting Persons; economic conditions; the attitude and actions of other shareholders of the Company; the availability and nature of opportunities to dispose of the Common Stock; and other plans and requirements of the Reporting Persons. Depending upon their assessment of these factors from time to time, the Reporting Persons may elect to acquire additional shares of Company Common Stock (by means of privately negotiated purchases of shares, market purchases, a tender offer, a merger or otherwise) or to dispose of some or all of the Common Stock.

         Other than as mentioned above, neither the Reporting Persons nor, to the best knowledge of such persons, any of the Instruction C Individuals have any plans or proposals that relate to or would result in:

         (a) The acquisition or disposition by any person of additional securities of the Company;

         (b) Any extraordinary corporate transactions, such as mergers, reorganizations or liquidations, involving the Company or any of its subsidiaries;

         (c) A sale of transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) A change in the current board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the current capitalization or dividend policy of the Company;

         (f) Any other material change in the Company's business or corporate structure;

         (g) Changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person;

         (h) Causing a class of the Company's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to ss.12(g)(4) of the Securities and Exchange Act of 1934; or

         (j) Any action similar to those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) (i) The aggregate number of shares beneficially owned by the Reporting Persons is 315,000 shares of Company Common Stock, amounting to approximately 7.2% of the Company's outstanding Common Stock, based on the representations and warranties of the Company pursuant to the Stock Purchase Agreement.

             (ii) To the best knowledge of the Reporting Persons, none of the Instruction C Persons (including the France Family Group) beneficially owns any shares of Company Common Stock.

         (b) (i) Midwest and ISC may be deemed to share voting and dispositive power with respect to the 315,000 shares of Common Stock of the Company subject to this Statement with the members of the France Family Group and the other Instruction C Individuals. See Item 1 above. However, each member of the France Family Group and each other Instruction C Individual disclaims beneficial ownership of these shares and this Statement shall not be deemed an admission that the France Family Group is the beneficial owner of such securities.

         (b) (ii) The Right of First Refusal Agreement contains certain provisions relating to (x) voting of shares of Common Stock for the election of directors of the Company, and (y) transfers of stock. Accordingly, the Reporting Persons may be deemed to share voting and dispositive power with Penske and the other Grand Prix Right of Refusal Parties. However, this Statement shall not be deemed an admission that any of the Grand Prix Right of Refusal Parties beneficially own any of the Common Stock held of record by Midwest. Moreover, the Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock held of record by the Grand Prix Right of Refusal Parties.

         (c) Except as disclosed herein, there have been no transactions in the securities of the Company by the Reporting Persons nor, to the best knowledge of the Reporting Persons, by the Instruction C Individuals during the past sixty days.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Reference is made to the Transaction Documents, copies of which are attached as Exhibits 1, 2 and 3 and incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT
NUMBER            DESCRIPTION
-------           -----------

     1 Stock Purchase Agreement, dated as of August 8, 1997, by and between Midwest Facility Investments, Inc. and Grand Prix Association of Long Beach, Inc.

     2 Registration Rights Agreement, dated as of August 8, 1997, by and between Midwest Facility Investments, Inc. and Grand Prix Association of Long Beach, Inc.

     3 Right of First Refusal Agreement, dated as of August 8, 1997, by and among Midwest Facility Investments, Inc., Penske Motorsports, Inc., and the Shareholders listed on Schedule I thereto.

     4 Names, Addresses and Principal Occupations of Executive Officers, Directors and Controlling Persons of the Reporting Persons.

SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 21, 1997                   INTERNATIONAL SPEEDWAY CORPORATION




                                         By: /s/ H. LEE COMBS
                                           ------------------------------------
                                             H. Lee Combs
                                             Senior Vice President - Operations



                                         MIDWEST FACILITY INVESTMENT, INC.




                                         By: /s/ H. LEE COMBS
                                           ------------------------------------
                                              H. Lee Combs, President

                                INDEX TO EXHIBITS

EXHIBIT NO.         DESCRIPTION
-----------         -----------

  1 Stock Purchase Agreement dated August 8, 1997, by and between Midwest Facility Investments, Inc. and Grand Prix Association of Long Beach, Inc.

  2 Registration Rights Agreement dated August 8, 1997, by and between Midwest Facility Investments, Inc. and Grand Prix Association of Long Beach, Inc.

  3 Right of First Refusal Agreement, dated August 8, 1997, by and among Midwest Facility Investments, Inc., Penske Motorsports, Inc. and the Shareholders listed on Schedule I thereto.

  4           Names,   Addresses  and  Principal   Occupations  of  Executive
              Officers,  Directors and  Controlling  Persons of the Reporting
              Persons